
Mail Stop 4561

May 1, 2009

By U.S. Mail and Facsimile

Mr. Randy K. Ferrell
President and Chief Executive Officer
Fauquier Bankshares, Inc.
10 Courthouse Square
Warrenton, Virginia 20186

Re: **Fauquier Bankshares, Inc.**
       Definitive additional materials
       Filed on April 22, 2009
       File No. 000-25805

Dear Mr. Ferrell:

We have reviewed the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Additional Materials Filed on April 22, 2009

1.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us with support for the following statements, and in future filings, please recharacterize each such statement as a belief or opinion.

   - "their real goal is to position The Fauquier Bank for sale."
   - "he [Mr. Tiffany] is simply wrong about the performance of the bank."

2.   Avoid issuing statements that directly or indirectly make claims prior to a meeting regarding the results of a solicitation without factual foundation. Provide us with the factual foundation for the statements listed below. In this regard, note that the factual foundation for such assertions must be reasonable. In the future, either disclose the factual foundation for such assertions or refrain from using similar statements. Refer to Rule 14a-9. We note the following:

- Your statement that "Although Mr. Tiffany and his supporters represent that the purpose of this action is to improve bank performance, their real goal is to position The Fauquier Bank for sale" implies that the insurgents did not provide truthful disclosure in their soliciting materials;
- Your statement to security holders "Don't be fooled by their proxy materials" implies that the insurgents are trying to deceive security holders;
- Your statement to security holders "to focus on *all* the facts regarding the performance of our bank and particularly how we managed in an extremely difficult economy" implies that the insurgents provided incomplete disclosure in their soliciting materials.

3.   We note the disclosure indicating that "Listing of persons who may be deemed 'Participants' in the Solicitation…is set forth in the Company's definitive proxy statement…" In future filings, please remove doubt from your disclosure as to who "may be deemed" a participant by stating definitively who is a participant.   Refer to Instruction 3 to Item 4 of Schedule 14A as well as page 1 of the Company's definitive proxy.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Perry Hindin at (202) 551-3444, Eric Envall at (202) 5510-3234, or in their absence to me at (202) 551-3464, or. You may also contact me via facsimile at (703) 813-6983.

Sincerely,

Kathryn McHale
Staff Attorney

cc: By Facsimile to Scott Richter (804) 783-7621